Kirkland Lake Gold Inc.

Financial Statements
April 30, 2006 and 2005
(expressed in Canadian dollars)

Independent Auditors’ Report

To the Shareholders of
Kirkland Lake Gold Inc.

We have audited the balance sheets of Kirkland Lake Gold Inc. as at April 30, 2006 and 2005 and the statements of operations and deficit and cash flows for each of the years in the three-year period ended April 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2006 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
August 1, 2006

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. United States reporting standards for auditors also require an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 2 to the financial statements. Our report to the shareholders dated August 1, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
August 1, 2006

Kirkland Lake Gold Inc.
Balance Sheets
As at April 30, 2006 and 2005

(expressed in Canadian dollars)

	2006	2005
	$	$
Assets
Current assets
Cash and cash equivalents (note 19)	9,411,925	8,632,547
Accounts receivable	2,729,475	780,158
Inventories (note 4)	4,295,899	4,176,844
Prepaid expenses and deposits	70,250	227,277
	16,507,549	13,816,826
Security deposits (note 3)	725,000	725,000
Mineral properties (note 5)	29,986,447	20,227,298
Property, plant and equipment (note 6)	11,504,100	10,922,002
Mine closure bonds (note 8)	2,043,435	2,043,435
	60,766,531	47,734,561
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9,702,880	9,840,439
Contingencies (note 17)	150,000	-
Other liabilities	85,500	54,500
Asset retirement obligation (note 8)	1,845,780	2,110,583
	11,784,160	12,005,522
Shareholders’ Equity
Capital stock (note 9)
Authorized
Unlimited common shares without par value
Issued
50,868,138 (2005 - 45,429,262) common shares	110,088,761	89,070,106
Options (note 10)	1,079,766	1,184,062
Warrants (note 11)	-	3,841,480
Contributed surplus (note 12)	2,797,768	160,755
Deficit	(64,983,924)	(58,527,364)
	48,982,371	35,729,039
	60,766,531	47,734,561

Operations, going concern and measurement uncertainty (note 1)

Approved by the Board of Directors

(signed) Brian E. Bayley	Director	(signed) Brian Hinchcliffe	Director

The accompanying notes are an integral part of these financial statements.

Kirkland Lake Gold Inc.
Statements of Operations and Deficit
For the years ended April 30, 2006, 2005 and 2004

(expressed in Canadian dollars, except per share amounts)

	2006	2005	2004
	$	$	$
Revenue
Mining revenue	35,122,603	22,156,105	9,807,106

Expenses
Operating costs	30,834,472	36,217,949	25,045,418
Stock-based compensation/or operational personnel	116,206	175,279	-
Amortization and depletion	3,853,109	2,354,335	1,229,508
Royalties	1,341,286	677,132	280,105

	36,145,073	39,424,695	26,555,031

	(1,022,470)	(17,268,590)	(16,747,925)

Other expenses
General and administrative	1,551,852	2,219,775	1,808,263
Stock-based compensation for administrative personnel	249,234	452,738	81,515
Exploration	5,024,637	8,127,896	3,124,589
Amortization of finance charges	-	866,755	520,472
Interest and bank charges	64,736	391,495	419,807
Foreign exchange loss	12,784	11,601	642
Interest and other income	(644,235)	(174,545)	(87,055)

	6,259,008	11,895,715	5,868,233

Loss before future income tax recovery	(7,281,478)	(29,164,305)	(22,616,158)

Future income tax recovery (note 15)	(824,918)	(1,005,120)	-

Loss for the year	(6,456,560)	(28,159,185)	(22,616,158)

Deficit - Beginning of year	(58,527,364)	(29,560,929)	(6,944,771)

Adoption of accounting standard (note 2)	-	(807,250)	-

Deficit - End of year - as restated	(64,983,924)	(58,527,364)	(29,560,929)

Basic and diluted loss per share	(0.13)	(0.68)	(0.76)

Weighted average number of shares outstanding	48,118,378	41,611,019	29,693,146

The accompanying notes are an integral part of these financial statements.

Kirkland Lake Gold Inc.
Statements of Cash Flows
For the years ended April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

	2006	2005	2004
	$	$	$

Cash flows from operating activities
Loss for the year	(6,456,560)	(28,159,185)	(22,616,158)
Items not affecting cash
Future income tax recovery	(824,918)	(1,005,120)	-
Amortization and depletion	3,853,109	2,354,335	1,229,508
Accretion of interest and amortization of
finance charges	-	894,633	694,930
Contingencies	150,000	-	-
Stock-based compensation	365,440	628,017	81,515
Accretion of asset retirement obligation	126,635	-	-

	(2,786,294)	(25,287,320)	(20,610,205)
Changes in non-cash working capital items
Accounts receivable	(1,949,317)	(345,152)	(121,838)
Inventories	(119,055)	(2,649,291)	(944,263)
Prepaid expenses and deposits	157,027	95,917	121,026
Accounts payable and accrued liabilities	(137,559)	2,366,219	4,009,748
Other liabilities	31,000	(29,500)	-

	(4,804,198)	(25,849,127)	(17,545,532)

Cash flows from financing activities
Net proceeds from issuance of capital stock	20,169,374	32,457,074	37,715,175
Proceeds from issuance of convertible loans	-	2,406,250	1,000,000
Repayment of notes payable and convertible loans	-	(2,187,500)	(2,000,000)

	20,169,374	32,675,824	36,715,175

Cash flows from investing activities
Purchase of property, plant and equipment	(2,326,920)	(2,275,181)	(4,839,072)
Purchase of short-term investments	-	(10,535,000)	-
Proceeds from sale of investment	-	10,000,000	-
Additions to mineral properties	(12,258,878)	(7,104,560)	(6,274,587)

	(14,585,798)	(9,914,741)	(11,113,659)

Increase (decrease) in cash and
cash equivalents	779,378	(3,088,044)	8,055,984

Cash and cash equivalents -
Beginning of year	8,632,547	11,720,591	3,664,607

Cash and cash equivalents - End of year	9,411,925	8,632,547	11,720,591

Supplemental cash flow information (note 19)

The accompanying notes are an integral part of these financial statements.

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

1	Operations, going concern and measurement uncertainty

Operations

Kirkland Lake Gold Inc. (the Company) owns gold mining and milling operations in Kirkland Lake, Canada, which were inactive when acquired in December 2001.

Going concern

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlements of liabilities in the normal course of business as they come due.

For the years ended April 30, 2006, 2005 and 2004, the Company reported losses of $6,456,560, $28,159,185 and $22,616,158, respectively, an accumulated deficit of $64,983,294 (2005 - $58,527,364) at that date. In addition to its ongoing working capital requirements, the Company needs to obtain new cash resources required for operating activities, including exploration costs. The funds required to continue operations and exploration activities during this period have been financed primarily from the issue of equity or convertible debt instruments.

The Company’s ability to continue as a going concern is dependent upon the gold price, its ability to fund its development and exploration programs, manage and generate positive cash flows from operations. These financial statements do not reflect the adjustments to carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate, and these adjustments could be material.

Measurement uncertainty

The Company’s history of operating losses from mining operations indicate at April 30, 2006, that the recorded costs for mineral properties and related fixed assets may not be recoverable. Management estimates, using a constant gold price of $584 per ounce and operating costs similar to historical costs incurred over the past year, that annual production of approximately between 75,000 and 85,000 ounces in fiscal 2007 and for each year thereafter. To date the Company has not been successful in achieving this rate of production. To recover these costs, and the carrying values of mineral properties and other mining assets, over the life of the mine will require a significant increase in tonnage of ore processed and ounces of gold produced annually to the above levels, a reduction in the workforce and associated mining costs through the curtailment of certain development projects, or both.

Management believes that the requisite increase in production can be achieved due to operating improvements which are expected to result from the following:

• The attainment over the past year of mine dewatering to lower zones, providing physical access to previously unavailable mine levels for both improved production planning and higher volume production;

(1)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

•	The ongoing staff training program underway with the objective of enhancing the mining skills of the Company’s workforce, improving worker retention and therefore improving production volumes;

•	The availability, commencing in August 2005, of an ore loading pocket at the 5700 foot level which will increase hoisting volume and permit enhanced access to large ore blocks on lower levels;

•	The expanded use of long-hole stoping production methodology which will increase production and reduce costs;

•	The reduction of development waste rock quantities mined in proportion to development and production ore quantities, resulting in increased volumes and improved grades of ore available for milling;

•	The addition of new equipment allowing for more mechanization in operations and resulting in higher production volumes at lower cost per ton than previously experienced.

There is significant uncertainty associated with the ability of the Company to achieve the increase in production or reduction in costs necessary to recover the carrying value of the mineral property and related assets. Gold price or Canadian/U.S. dollar exchange rate movements, the success of the Company in realizing the benefit of the production improvements noted above, changes in the costs of labour and the other costs or unforeseen production difficulties all would have an impact on the ability of the Company to achieve its goals from operations. The amount of working capital currently available for use by the Company could mean that a minor adverse development could have a significant impact on the Company’s operations and ability to recover costs.

As at April 30, 2006, management has determined that the value recorded for mineral property and fixed assets is not impaired, based on the operations improvements set out above, the mine’s updated reserves and resource model, the number of high quality underground exploration targets identified and currently being explored within the Kirkland Lake mineral property and available public information about prices achieved for purchase transactions involving other mineral properties. Although no impairment was determined at this time, near term adverse changes in gold prices, a continued increase in the Canadian versus the U.S. dollar, not attaining the effects of the operations improvements noted above or the lack of success of ongoing exploration programs in locating additional reserves could result in the determination that the assets are impaired and such impairment could be material.

2	Significant accounting policies

Generally accepted accounting principles

These financial statements are prepared in accordance with generally accepted accounting principals (GAAP) in Canada.

(2)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

Stock-based compensation

Effective May 1 2004, the Company adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870. The standard sets out a fair value approach that is required for all stock-based transactions. Prior to May 1, 2004, the Company used the intrinsic value-based method to account for its employee stock incentive plan, and therefore no compensation expense had been recognized under the plan for stock options issued to employees and directors. This change in policy has been applied retroactively without restatement of prior periods as allowed under the section.

Stock-based compensation on options is recorded as an expense over the period the options vest, based on the fair value estimated based on the Black-Scholes option pricing method.

The change in accounting policy resulted in a cumulative increase of $807,250 to the opening deficit at May 1, 2004 and increases of $132,009, $54,030 and $621,211 to share capital, contributed surplus, and options respectively.

Asset retirement obligation

On May 1, 2004 the Company retroactively adopted the new CICA accounting standard, Section 3110 for “Asset Retirement Obligations”. Operating under this Section, future obligations to retire an asset or property are recognized and recorded as a liability at fair value as at the time the asset is acquired or the event occurs giving rise to such an obligation. At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value of the measurement of the liabilities. In addition, an asset retirement cost is added to the carrying amount of the related asset and depreciated over the life of the asset. The capitalized asset retirement cost is amortized on the same basis as the related asset and along with the accretion expense, before arriving at net income.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Areas, significant to the Company’s business, where management’s judgment is applied are mineral reserves and resource, stock-based compensation, contingent liabilities, gold inventory in circuit, environmental, impairment test and closure obligations. By their nature such estimates are subject to measurement uncertainty. Actual results could differ from these estimates, and these estimates may be subject to change in the future.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with an initial maturity of 90 days or less at the date of acquisition.

(3)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

Inventories

Dore bars, gold in process and the surface ore stockpile are recorded at the lower of average production cost and net realizable value. Production costs include all direct costs plus fixed costs associated with the mine site. The Company uses a rolling period average cost to value the inventory of gold on hand. Mine operating supplies are valued at average cost less allowance for obsolescence.

Mineral properties and deferred exploration costs

The Company expenses exploration expenditures and near term ore development costs as incurred. Property acquisition costs and longer term development costs incurred to expand ore reserves are deferred and depleted on a units-of -production basis over proven and probable reserves which are currently accessible by the Company. Management’s estimate of gold price, recoverable proven and probable reserves, operating capital and reclamation costs are subject to risk and uncertainties affecting the recoverability of the Company’s investment in mineral properties. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the property. The Company assesses capitalized costs for recoverability on an annual basis or more frequently if changes in circumstances suggest that impairment is possible. Where information is available and conditions suggest impairment, estimated future net cash flows are calculated using estimated future prices, reserves and operating, capital and reclamation costs on an undiscounted basis. If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to the present value of the discounted net cash flows.

Property, plant and equipment

Property, plant and equipment costs are recorded at cost and amortized on a straight line basis over the following terms:

Computer equipment	3 years
Vehicles	5 years
Mine and mill equipment	10 years
Buildings	10 years

Revenue recognition

The Company sells its gold bullion in the spot market. Revenue is recognized on title transfer of the gold to purchasers which occurs when the gold is received by the purchaser. Adjustments to accounts receivable, if any, between the date of title transfer and the settlement date are recorded when determined.

(4)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

Foreign currency translation

The Company generally seeks to sell its gold in Canadian dollars. To the extent these transactions are denominated in foreign currencies, they are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities and transactions are included in the statements of operations and deficit.

Income taxes

The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Flow-through shares

The Company from time-to-time issues flow-through shares to finance a portion of its Canadian exploration program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced. This future income tax liability is then reduced by the recognition of previously unrecorded future income tax assets on unused taxes losses.

Loss per common share

Loss per share is calculated using the weighted average number of common shares issued and outstanding during the year.

The Company follows the treasury stock method in the calculation of diluted earnings per share. As the Company is incurring losses, basic and diluted loss per share are the same.

3	Security deposits

The Company’s security deposits include $225,000 held as collateral to provide a letter of credit to the Independent Electricity Market Operator as security for payment in connection with ongoing electricity usage, and $500,000 as a security deposit at the Royal Bank of Canada to cover payroll electronic file transfers.

(5)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

4	Inventories

	2006	2005
	$	$

Mine operating supplies	1,147,502	979,647
Gold in process	2,657,417	2,164,540
Dore bars	-	858,825
Surface stockpile	490,980	173,832

	4,295,899	4,176,844

5	Mineral properties

The Company’s mineral properties comprise five contiguous mining properties in and around Kirkland Lake, Ontario.

	2006	2005
	$	$
Balance - Beginning of year	20,227,298	14,118,836
Rehabilitation and development costs	11,867,437	7,104,561
Depletion	(2,108,288)	(996,099)
Balance - End of year	29,986,447	20,227,298

			2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Acquisition allocation	795,648	106,713	688,935
Underground development	29,370,151	2,853,998	26,516,153
Underground pumping	2,050,942	266,276	1,784,666
Mill and surface facilities	149,731	20,114	129,617
Lakeshore property	1,000,411	133,335	867,076

	33,366,883	3,380,436	29,986,447

(6)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

			2005

		Accumulated
	Cost	amortization	Net
	$	$	$

Acquisition allocation	795,648	56,978	738,670
Underground development	17,503,074	984,763	16,518,311
Underground pumping	2,050,942	144,458	1,906,484
Mill and surface facilities	149,371	10,680	138,691
Lakeshore property	1,000,411	75,269	925,142

	21,499,446	1,272,148	20,227,298

6	Property, plant and equipment

			2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment	433,471	298,532	134,939
Mine and mill equipment	15,227,406	4,438,354	10,789,052
Vehicles	115,957	56,132	59,825
Buildings	688,926	168,642	520,284

	16,465,760	4,961,660	11,504,100

			2005

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment	388,152	160,954	227,198
Mine and mill equipment	13,076,107	2,912,673	10,163,434
Vehicles	82,759	36,847	45,912
Buildings	591,822	106,364	485,458

	14,138,840	3,216,838	10,922,002

(7)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

7	Convertible loans

	a)	On June 10, 2004, the Company completed loan financing of $2,406,250. The loan had a term of six months and paid interest at the rate of 10% per year.

The principal amount of the loan was convertible at the lender’s option into common shares at the rate of $4.40 per common share.

The Company has determined the value of the equity conversion feature of the convertible loans to be $346,344 using the Black Scholes option pricing model. The remainder of $2,059,906 was classified as debt.

The lender received an aggregate of 54,140 common shares as a bonus for making the loan. The common shares have been determined to have a fair value of $216,019 which will be amortized over the term of the loan.

On December 10, 2004, this loan was converted into 546,875 common shares of the Company.

b)

On August 11, 2003, the Company completed a convertible loan financing of $1,000,000. The loan had a term of eighteen months, which could be extended for eighteen months at the Company’s option (see below), and paid interest at the rate of 10% per year.

The principal amount of the loan was convertible at the lender’s option into common shares at the rate of $4.00 per common share and the accrued interest was convertible into common shares at the rate equal to the higher of $4.00 per common share or the then 10 days weighted volume average trading price of the Company’s shares. If the loan was converted or repaid before the first anniversary date of the closing, the lender would receive one year’s worth of interest (excluding interest converted into shares) on the original loan amount.

The Company determined the value of the equity conversion feature of the convertible loans to be $189,111 using the Black-Scholes option pricing model. The remainder of $810,889 was classified as debt.

On August 11, 2003 the lender received 75,000 common shares at $3.00, as a bonus for making the loan, which have been determined to have a fair value of $225,000 and will be amortized over the initial term of the loan.

On February 11, 2005, the maturity date of the loan, the lender was issued 250,000 common shares upon the lender’s election to convert the principal amount into common shares of the Company at the rate of $4.00 per share. The lender did not elect whether to convert the accrued interest into common shares or be paid the accrued interest in cash. Accordingly, the Company has recorded the accrued interest of $150,635 as an account payable and is seeking payment instructions from the lender.

(8)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

c)

On June 11, 2002, the Company completed a loan financing of $2,500,000. The loans had a term of one year, which was extended for one year at the Company’s option and bore interest at a rate of 10% per year.

The principal amount of the loans were convertible at the lenders’ option into special warrants at the rate of $4.00 per special warrant and the accrued interest is convertible into special warrants at the rate equal to the higher of $4.00 per special warrant or the then market price of the Company’s shares. Each special warrant, including those issued as a bonus, was exercisable, without further consideration, to acquire one common share of the Company.

The Company determined the value of the equity conversion feature of the convertible loans was $94,546 using the Black-Scholes option pricing model. The remainder of the $2,405,454 had been classified as debt.

The lenders received an aggregate of 125,000 special warrants exercisable at deemed value of $2.05 for 10 years, as a bonus for making the loans, which were recorded as finance charges at an estimated fair value of $218,266. The special warrants were converted into common shares on February 21, 2003.

During the year ended April 30, 2003, the Company repaid one of the convertible loans with a face value of $312,500. As a result of the redemption $11,818 of the value of the equity conversion feature of the convertible loans was transferred to contributed surplus leaving a balance of $82,728 as the equity component of the convertible loans.

On December 5, 2003, the remaining lender received 109,375 common shares, at a fair value of $4.78 per share to extend the maturity date of the $2,187,500 remaining to June 11, 2004. The fair value of the shares has been recorded as finance charges of $522,813 and was amortized over the remaining term of the loan.

On June 11, 2004, the remaining balance of $2,187,500 was repaid.

d)	A summary of deferred finance charges incurred and amortization during the period is shown below.

	2006	2005
	$	$

Balance - Beginning of year	-	233,591

Finance charges incurred	-	216,019
Less: Amortization	-	(449,610)

Balance - End of year	-	-

(9)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

8	Asset retirement obligation

The Company has assumed responsibility for the reclamation and site restoration plans originally filed with the Ontario Ministry of Northern Development and Mining (MNDM) in connection with the all the Kirkland Lake properties. The estimated total costs of reclamation and site restoration at April 30, 2006 are $2,711,670 and financial assurance has been provided to the MNDM by way of mine closure bonds in the amount of $2,043,435.

A reconciliation for asset retirement obligations is as follows:

	2006	2005
	$	$

Balance - Beginning of year	2,110,583	2,043,435

Accretion	126,635	-
Revision to the timing of estimate mining life	(391,438)	-
Revision in estimate cash flows	-	67,148

Balance - End of year	1,845,780	2,110,583

During the year, the Company reviewed total proven and probable reserves which resulted in the extension of the remaining life of the mine and consequently extension of the cash flow projection and reduction of the asset retirement obligations and mineral properties.

There were no liabilities incurred or settled during 2006 and 2005.

The provision for asset retirement obligations is based on the following key assumptions:

•	The total undiscounted cash flow as at April 30, 2006 is $2,711,670.

•	The expected settlement will be in 2016.

•	A credit adjusted risk free rate at which the estimated payments have been discounted of 6%.

•	An inflation rate of 2%.

(10)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

9	Capital stock

	Number
	of shares	Amount
		$

Balance - April 30, 2003	24,076,166	17,757,582

Exercise of options	605,950	931,246
Exercise of warrants	1,558,986	3,268,701
Private placements	10,054,129	36,043,993
Convertible loan	184,375	747,813
Share issuance costs	-	(2,052,186)
Share proceeds allocated to warrants	-	(4,740,648)

Balance - April 30, 2004	36,479,606	51,956,501

Exercise of options	362,051	1,108,398
Exercise of warrants	1,298,568	5,328,575
Private placements	6,438,022	30,605,689
Convertible loan	851,015	4,157,724
Share issuance costs	-	(2,843,594)
Share proceeds allocated to warrants	-	(238,067)
Renunciation of flow-through shares	-	(1,005,120)

Balance - April 30, 2005	45,429,262	89,070,106

Exercise of options	459,875	1,414,804
Exercise of warrants	2,173,501	10,118,918
Private placements	2,805,500	11,499,750
Share issuance costs	-	(672,340)
Share proceeds allocated to warrants	-	(517,559)
Renunciation of flow-through shares	-	(824,918)

Balance - April 30, 2006	50,868,138	110,088,761

a)

On August 8, 2003, the Company closed the first of two tranches of a private placement of 3,755,000 units. In the first tranche, the Company sold 3,554,000 units at $2.60 per unit to raise gross proceeds of $9,240,400. On August 26, 2003, the Company closed the second tranche and sold 201,000 units at $2.60 per unit to raise gross proceeds of $522,600. Each unit consisted of one common share and one half of a share purchase warrant. Each whole warrant entitled the holder to purchase a further common share for a period of two years (expiring August 8 and August 26, 2005) at a price of $3.00 per share. The Company incurred commissions, fees and legal costs totalling $538,080 in connection with this placement. The share purchase warrants issued as part of this placement have been recorded at a fair value of $2,150,084. 38,000 of these warrants expired on August 8. 2005 and the remaining were exercised during the warrants life.

(11)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

b)	On August 11, 2003, the Company issued 75,000 common shares at a fair value of $3.00 per common share, as a bonus on the $1,000,000 convertible loan financing.

c)

On November 14, 2003, the Company completed a flow through private placement, raising $7,700,000 through the sale of 1,925,000 shares at $4.00 per share. A fee of 5% of the proceeds raised was paid to the agents. The Company also issued agents compensation warrants to purchase 96,250 shares, which were exercisable for a period of 24 months (86,250 warrants expired on November 14, 2005 and the remaining were exercised) at a price of $3.60 per share. The Company incurred commissions, fees and legal costs totalling $430,499 in connection with this placement. The compensation warrants issued as part of this placement have been recorded at fair value of $158,788. At April 30, 2004, the Company has a commitment to incur $5,163,723 of eligible flow through expenditures.

d)

On December 1, 2003, the Company completed a private placement of 2,200,000 units at a price of $3.90 per unit for gross proceeds of $8,580,000. Each unit consisted of one common share and one half of a share purchase warrant. Each whole warrant was exercisable for a period of 18 months (5,019,000 expired on June 1, 2005 and the remaining were exercised) at a price of $4.40 per share. The Company incurred commissions, fees and legal costs totalling $406,819 in connection with this placement. The share purchase warrants issued as part of this placement have been recorded at fair value of $1,659,959.

e)	On December 5, 2003, the Company issued 109,375 common shares, at a fair value of $4.78 per common share, to extend the maturity date of the $2,187,500 note payable to June 11, 2004.

f)

On April 29, 2004, the Company completed a private placement of 2,174,129 units at a price of $4.60 per unit for gross proceeds of $10,000,993. Each unit consisted of one common share and one half of a share purchase warrant. Each whole warrant entitled the holder to purchase a further common share for a period of 15 months (1,032,714 expired on July 29, 2005 and the remaining were exercised) at a price of $5.20 per share. The Company incurred commissions, fees and legal costs totalling $475,000 in connection with this placement. The share purchase warrants issued as part of this placement have been recorded at a fair value of $930,606.

g)	On June 10, 2004, the Company issued 54,140 common shares at a fair value of $3.99 per common share, as a bonus on the $2,406,250 convertible loan financing.

h)

On July 29, 2004, the Company closed a brokered private placement of 3,987,730 shares at a price of $4.00 per share for gross proceeds of $15,950,920. The agent also received 199,386 warrants exercisable at $4.00 as compensation for the placement. The warrants were fully exercised on January 23, 2006.

i)	On November 16, 2004, the Company completed a placement of 1,950,292 common shares at a price of $6.00 per share for gross proceeds of $11,701,752.

j)	On December 10, 2004, a promissory note, in the amount of $2,406,250 was converted into 546,875 common shares.

k)	On December 22, 2004, the Company completed a sale by private placement of 500,000 flow-through common shares at a price of $6.00 per share for gross proceeds of $3,000,000.

(12)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

l)	On February 11, 2005, a promissory note, in the amount of $1,000,000 was converted into 250,000 common shares of the Company.

m)

On August 25, 2005 the Company completed a sale by private placement of 1,250,000 common shares at a price of $4.00 per share for gross proceeds of $5,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable until May 25, 2006 at a price of $4.60 per share.

n)

On September 26, 2005 the Company completed a sale by private placement of 1,000,000 units at a price of $4.00 per unit for gross proceeds of $4,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable until June 28, 2006 at a price of $4.60 per share.

o)	On October 12 and 14, 2005 the Company completed a sale by private placement of 555,500 “flow through” shares at a price of $4.50 per share for gross proceeds of $2,499,750.

10	Options

The Company has adopted a stock option plan. The plan allows the Company to grant options to directors, officers and employees of and consultants to the Company and its subsidiaries or employees of a corporation providing management services to the Company. The aggregate number of shares which may be subject to issuance pursuant to options granted under this plan is 3,500,000 shares.

The plan provides that the exercise price of an option granted under the plan shall not be less than the market price at the time of granting the option. Options have a maximum term of 10 years and terminate on the 90th day after the optionee ceased to be any of a director, officer, consultant or employee; on the 30th day after the optionee ceased to be an employee or consultant if the optionee was engaged in providing investor relations services for the Company; or the earlier of the 90th day and the third month after the optionee ceased to be an employee or officer if the optionee is subject to the tax laws of the United States of America.

Notwithstanding the fact that options can have a maximum term of 10 years, it is presently the policy of the Company to issue options for terms of five years.

(13)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

The change in stock options issued during the years ended April 30 is as follows:

		2006		2005		2004

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
		$		$		$

Options outstanding -
Beginning of year	1,203,999	2.58	1,426,550	2.16	1,735,000	1.65

Granted	-	-	250,000	4.70	327,500	3.60
Exercised	(459,875)	2.08	(362,051)	2.06	(605,950)	1.50
Forfeited	(7,000)	4.70	(110,500)	3.67	(30,000)	2.78

Options outstanding -
End of year	737,124	2.87	1,203,999	2.58	1,426,550	1.65

Options exercisable - End of year	632,624	2.57	857,749	1.88	846,550	1.59

The following table summarizes information about stock options outstanding and exercisable at April 30, 2006:

			Outstanding	Exercisable
			options	options
			weighted	weighted
			average	average
Exercise	Options	Options	remaining	remaining
price	outstanding	exercisable	life	life
$			(years)	(years)

1.35	225,000	225,000	0.43	0.43
1.60	2,624	2,624	0.95	0.95
2.45	35,000	35,000	1.10	1.10
2.20	133,250	133,250	1.70	1.70
2.80	35,000	35,000	2.29	2.29
3.95	146,250	146,250	2.58	2.58
4.70	160,000	55,500	3.41	3.41

1.35 - 4.70	737,124	632,624	1.85	1.60

The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing method with the following assumptions:

	2006	2005	2004

Expected life of options	5 years	5 years	5 years
Risk-free interest rate	3 - 4%	3 - 4%	3 - 4%
Expected stock price volatility	50%	70%	70%
Expected dividend yield	-	-	-

(14)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The value ascribed to unexercised options recorded as a component of shareholders’ equity is as follows:

	2006	2005	2004
	$	$	$

Balance - Beginning of year	1,184,062	170,451	112,362

Adjustment on adoption of accounting standard	-	807,250	-
Fair value of options granted	-	(132,009)	-
Exercise of options	-	(54,030)	-

Adjustment after change in accounting policy	1,184,062	791,662	112,362

Accretion of options granted	365,440	721,983	81,515
Exercise of options	(456,217)	(229,640)	(23,426)
Options forfeited	(13,519)	(99,943)	-

Balance - End of year	1,079,766	1,184,062	170,451

11	Warrants

The changes in warrants outstanding are as follows:

		2006		2005		2004

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
		$		$		$

Warrants outstanding - Beginning
of year	3,224,465	3.88	4,323,647	3.88	1,721,823	1.63

Granted	1,125,000	4.00	199,386	4.00	4,160,810	3.96
Exercised	(2,173,501)	3.04	(1,298,568)	3.04	(1,558,986)	1.70
Expiry	(2,175,964)	4.70	-	-	-	-

Warrants outstanding - End
of year	-	-	3,224,465	4.22	4,323,647	1.63

(15)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

The value ascribed to unexercised warrants recorded as a component of equity is as follows:

	2006	2005	2004
	$	$	$

Balance - Beginning of year	3,841,480	4,983,765	696,270

Unit proceeds allocated to warrants	-	-	4,740,649
Agents warrants issued in private
placements	517,559	238,070	158,788
Exercise of warrants	(1,735,548)	(1,380,355)	(611,942)
Expiry of warrants	(2,623,491)	-	-

Balance - End of year	-	3,841,480	4,983,765

12	Contributed surplus

	2006	2005
	$	$

Balance - Beginning of year	160,755	72,040

Forfeited options	13,519	5,987
Forfeited warrants	2,623,494
Equity component of convertible loan	-	82,728

Balance - End of year	2,797,768	160,755

13	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, security deposits, accounts receivable, and accounts payable and accrued liabilities. At April 30, 2006, the carrying values of these instruments approximate their fair values based on the nature of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

14	Related party transactions

The following related party transactions occurred during the year:

a)	The Company paid office facilities and administration services in the amount of $42,000 (2005 - $54,500) to a company related by directors in common.

b)

At April 30, 2006, accounts payable included $3,786 (2005 - $3,500) owing to companies with directors in common. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

15	Income taxes

a)

Income taxes expenses vary from the amount that would be computed by applying the combined federal (25%) and provincial income tax rate (12%) totalling 33% (2005 - 36.12%; 2004 - 36.40%) to loss before income tax recovery as follows:

	2006	2005	2004
	$	$	$

Loss before income taxes recovery	(7,281,478)	(29,164,305)	(22,616,158)

Expected income taxes recovery	(2,333,917)	(10,534,147)	(8,232,282)
Income tax benefit not recognized	1,131,466	7,633,773	6,603,085
Resource allowance and
non-deductible items	1,202,451	2,900,374	1,629,197
Benefit of tax assets not previously
recognized	(824,918)	(1,005,120)	-

	(824,918)	(1,005,120)	-

(17)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

b)

Future income taxes reflect the net tax effects of non-capital loss carry-forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future tax assets are as follows:

	2006	2005	2004
	$	$	$

Future income and resources tax assets
Net operating loss carry-forwards	13,849,819	15,227,725	7,365,758
Mineral properties	-	-	1,646,470
Asset retirement obligation	609,107	762,343	743,810
Property, plant and equipment	1,827,660	1,118,820	762,848
Share issuance costs	1,056,289	1,456,121	1,001,596

	17,342,875	18,565,009	11,520,482
Less: Valuation allowance	(16,373,617)	(17,559,889)	(11,520,482)

Net future tax assets	969,258	1,005,120	-

Future income and resources tax
liabilities
Mineral properties	(969,258)	(1,005,120)	-

Net future tax asset	-	-	-

c)

The Company has non-capital losses for federal and Ontario tax purposes, which may be carried forward and applied against taxable income in future years. These losses expire during the following years:

	Federal	Ontario
	$	$

2007	123,249	432,921
2008	412,780	650,755
2009	916,624	916,551
2010	4,150,879	4,150,879
2014	17,920,438	17,112,638
2015	18,207,964	16,728,289
2016	999,443	643,206

	42,731,377	40,635,239

(18)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

16	Commitments

A net smelter royalty is payable on a sliding scale commencing at 2% if the price of gold sold is equal to or greater than US$300 per ounce and increasing to 4% if the price of gold sold is equal to or greater than US$500 per ounce. The royalty amount due is payable quarterly commencing on the third month anniversary of the commencement of commercial production from any of the properties and terminates upon a maximum aggregate payment of $15 million. During the year ended April 30, 2006, royalties under this agreement amounted to $1,266,618 (2005 - $642,396).

17	Contingencies

On May 8, 2006 four charges were laid against the Company under the Provincial Offences Act (Ontario) in the Ontario Court of Justice by the Ontario Ministry of Labour for four alleged violations of the Occupational Health and Safety Act (Ontario). The charges are in connection with the death of an employee in December, 2005. The Company entered an appearance to the proceedings on June 13, 2006 and will next appear in court on September 5, 2006 at which time it must enter a plea. If the charges proceed to trial and the Company is found guilty, the Company could be subject to fines not exceeding $500,000 per charge. The Company intends to vigorously defend itself against these charges and believes that its conduct was in compliance with the Act and that it has a good work safety environment. Based on management’s assessment based on advice from its defence counsel, the Company accrued $150,000 as a contingent liability, which has been included and reported within operating costs for the current fiscal year. Future events may require a change to this provision.

18	Segmented information

The Company has one operating segment consisting of a mining and milling operation located in Kirkland Lake, Canada. During the years ended April 30, 2006, 2005 and 2004 all of the Company’s capital assets, revenues earned and operations were in Canada.

(19)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

19	Supplemental cash flow information

Cash and cash equivalents comprise cash on deposit with Canadian chartered banks.

During the years ended April 30, 2006, 2005 and 2004, the Company conducted non-cash financing and investing activities as follows:

	2006	2005	2004
	$	$	$

Warrants issued as share issuance costs	-	238,067	158,788
Warrants/common shares issued as finance
charges for loan	-	216,019	747,813
Value assigned to options/warrant exercised	2,191,765	1,741,992	635,367
Issuance of shares to settle debt	-	3,941,705	-

20	Material differences between Canadian and United States GAAP

The financial statements of the Company have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The significant measurement differences between GAAP in Canada and the United States and their effect on these financial statements are as follows:

	2006	2005	2004
	$	$	$

Loss for the year
Loss for the year following Canadian GAAP	(6,456,560)	(28,159,185)	(22,616,158)
Accretion of convertible loan (a)	-	445,026	101,307
Future income tax recovery (d)	(536,058)	(430,000)	-

Loss for the year following U.S. GAAP	(6,992,618)	(28,144,159)	(22,514,851)

Basic and diluted loss per share following
U.S. GAAP	(0.14)	(0.68)	(0.76)

Convertible loans
Convertible loans following Canadian GAAP	-	-	3,088,818
Equity component of convertible loan (a)	-	-	283,657
Accretion of convertible loan (a)	-	-	(184,975)

Convertible loans following U.S. GAAP	-	-	3,187,500

(20)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

	2006	2005	2004
	$	$	$

Shareholders’ Equity
Shareholders’ equity following
Canadian GAAP	48,982,371	35,729,039	27,839,637
Equity component of convertible loan (a)	-	(630,001)	(283,657)
Accretion of convertible loan (a)	-	630,001	184,975
Flow through shares (d)	536,058	430,000	-
Future income tax (d)	(536,058)	(430,000)	-

Shareholders’ equity following U.S. GAAP	48,982,371	35,729,039	27,740,955

Cash Flows
Cash and cash equivalents - End of year
following Canadian GAAP	9,411,925	8,632,547	11,720,591
Restricted cash - Flow-through shares	(1,800,000)	(2,187,000)	(5,163,723)

Cash and cash equivalents - End of year
following U.S. GAAP	7,611,925	6,445,547	6,556,868

Cash flows from investing activities -
Following Canadian GAAP	14,585,798	9,914,741	11,113,659
Flow-through shares not disbursed
during the year (e)	(1,800,000)	(2,187,000)	(5,163,723)
Flow through realized from previous
year (e)	2,187,000	5,163,723	-

Cash flows from investing activities following
U.S. GAAP	14,972,798	12,891,464	5,949,936

a)	Convertible loans

On June 11, 2002, August 11, 2003, and June 10, 2004 the Company issued convertible loans (note 7). Under Canadian GAAP, the fair value of the equity conversion feature is valued and recorded as a component of shareholders’ equity and the carrying amount of the loans are accreted over the term to maturity through a charge to interest expense. Under U.S. GAAP, the full face value of the convertible loans is classified as a liability and any accretion charges under Canadian GAAP are reversed.

b)	Asset retirement obligations

Effective May 1, 2003 the Company adopted the new accounting standard for asset retirement obligations FAS 143. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long lived asset. The adoption of this standard did not have any impact on the Company’s financial position or results.

(21)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

c)	Stock based compensation

For U.S. GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” until April 30, 2004. Under this method, the stock options granted at exercise prices at or above the quoted market value of the Company’s common shares at the date of the grant, there is no compensation cost recognized by the Company for options granted to employees.

In December 2004, the FASB issued SFAS 123R “Accounting for Stock-based Compensation.” This statement superseded APB 25 and eliminated the option to use the intrinsic value method for valuing stock-based compensation. It is applicable to transactions in which an entity exchanges its equity instruments for goods and services. FAS 123R requires that the fair value of such equity instruments is recorded as an expense as services are performed.

During fiscal 2005, for U.S. GAAP purposes, the Company adopted the fair value based method of accounting for stock-based compensation on a modified prospective basis in accordance with FAS 148. This application is consistent with the application of CICA 3870 under Canadian GAAP. Accordingly, effective May 1, 2004, there is no difference on accounting for stock-based compensation under Canadian and U.S. GAAP.

d)	Flow-through Shares

The Company received a premium to market on the issuance of $288,860 (2005 - $575,000) which was recorded in share capital under Canadian GAAP. For U.S. GAAP purposes, SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future tax liability is recognized for the premium paid by the investors.

In 2006, for Canadian GAAP purposes, the Company recorded a future income tax recovery of $824,918 (2005 - $1,005,120) and a corresponding reduction of share capital in respect of flow-through share financing. Under U.S. GAAP, the renunciation and recognition of unrecognized future tax assets result in offsetting charges and recoveries that do not impact earnings.

e)	Restricted Cash

Under U.S. GAAP, funds raised from the issuance of flow-through shares, which have not yet been disbursed on qualifying exploration expenditures, would be disclosed as restricted cash and excluded from current assets. Accordingly, cash and cash equivalents under U.S. GAAP would be reduced by $1,800,000 at April 30, 2006 (2005 - $2,187,000; 2004 - $5,163,723) and restricted cash would be presented outside of current assets on the balance sheet.

(22)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

f)	Impact of Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board or “FASB” issued Interpretation No. 46, consolidation of Variable Interest Entities, and an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46R (“FIN 46R”) which supersedes FIN 46 and is effective for all Variable Interest Entities (“VIEs”) created after February 1, 2003 at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that it has no VIEs.

In March 2004, the Emerging Issues Task Force issued EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets (“EITF 04-02”). The Task Force reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued FASB Staff Positions (“FSPs”) FAS 141-1 and FAS 142-1, Interaction of FASB Statement No. 141, Business Communications (“SFAS 141”), and No. 142, Goodwill and Other Tangible Assets (“SFAS 142”), and EITF Issue No. 04-02, Whether Mineral Rights are Tangible or Intangible Assets. The FSPs amend SFAS 141 and 142 to conform them to the Task Force Consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004, but earlier adoption is permitted. The Company has adopted these provisions effective May 1, 2004 with no impact on the financial statements.

In March 2004, the EITF issued EITF 04-03, Mining Assets Impairment and Business Combinations. EITF 04-03 requires mining companies to consider cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for reporting periods beginning after March 31, 2004 but earlier adoption is permitted. Effective May 1, 2004 the Company adopted EITF 04-03.

In December 2004, the FASB issued SFAS 153, “Exchange of Non-Monetary Assets - an amendment of APB 129”. This statement amends APB 129, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exceptions of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in the fiscal periods beginning on or after June 15, 2005.

In April 2005, the AcSB issued CICA 3865, Hedges, which is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

(23)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

New Accounting Pronouncements in Canada

Financial instruments other than trade receivables, trade payables, and certain other financial liabilities including long term debt must be recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possible certain other assets, designated as being “available for sale” securities, where changes in the fair value are recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are transferred to the operations statement. The result of applying this standard is that income from these investments will be reported in the statement of operations as if the asset were accounted for at historical cost.

These new Canadian standards are effective for fiscal years starting on or after October 1, 2006 and can be adopted earlier but only at the beginning of a fiscal year and only if the Company has not already issued interim financial statements that cover part of the year.

In June 2005, the AcSB issued CICA 3831, Non-monetary Transactions, replacing the former CICA 3830, Non-monetary Transactions. This statement will be effective for fiscal periods beginning after January 1, 2006. Earlier application is permitted for non-monetary asset exchanges executed in periods beginning on or after July 1, 2005. Retroactive application is prohibited. This new Canadian standard is, in all material respects, consistent with the new U.S. standard described above.

In April 2005, the AcSB issued CICA 1530, Comprehensive Income, which introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under U.S. GAAP, is the change in shareholders’ equity of an enterprise during a reporting period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

21	Subsequent event

On May 24 and 25, 2006 and June 2, 2006, the Company completed private placement of 1,793,500 units at a price of $9.20 per unit totalling $16,500,200. Each unit consisted of one common share and one-half of a share purchase warrant. Each warrant is exercisable for a period of 12 months at a price of $10.50 per share.

(24)